UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

ORSUS XELENT TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68749U106
(CUSIP Number)

29th Floor, Tower B, Chaowai MEN Office Building
26 Chaowai Street, Chaoyang Disc.
Beijing, People’s Republic Of China 100020
86-10-85653777
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68749U106	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS

Wang Xin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

		2,512,100
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
THE
REPORTING		2,512,100
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

2,512,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS

CUSIP No. 68749U106	Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to common stock, $.001 par value per share (“Common Stock”) of Orsus Xelent Technologies, Inc., a Delaware corporation, (the “Company”, formerly Universal Flirts Corp) and amends the Schedule 13D filed on April 7, 2005 by Wang Xin (the “Reporting Person”), as amended by Amendment No. 1 to Schedule 13D on July 2, 2009, in the following respects only:

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the close of business on July 15, 2009, the Reporting Person beneficially owned 2,362,100 shares of the Company’s Common Stock, which represents 7.94% of the Company’s issued and outstanding Common Stock.  As of the close of business on July 15, 2006, the Reporting Person also owned options to purchase 150,000 shares of Common Stock with an exercise price of $2.26, the closing price on the grant date, April 2, 2008, which became exercisable on July 2, 2008.  The Reporting Person has not exercised any of the stock options.

(b) See paragraph (a) above.

(c) The following sales of shares of Common Stock have be made by the Reporting Person in the last 60 days:

Transaction Date	Transaction Details
	Shares	Price
25-Jun-09	60,000	$0.7692
26-Jun-09	60,000	$0.7289
29-Jun-09	60,000	$0.8140
30-Jun-09	63,100	$0.8035
1-Jul-09	60,000	$0.8108
2-Jul-09	60,000	$0.8021
6-Jul-09	13,700	$0.7835
7-Jul-09	60,000	$0.7582
8-Jul-09	60,000	$0.7052
9-Jul-09	7,100	$0.7001
13-Jul-09	14,000	$0.6701
14-Jul-09	60,000	$0.6950
15-Jul-09	60,000	$0.7277

             All transactions were made in the open market. These transactions were the only transactions in the shares of Common Stock effected during the last 60 days by the Reporting Person.

(d) To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not Applicable.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 16, 2009	WANG XIN

Wang Xin
Wang Xin